 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

DNB Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper
CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469 917-744-7758

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,121
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*        The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,121*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,121*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

*         Solely in its capacity as general partner of CT Opportunity Partners I LP.  CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**       The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

*         The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 110,121*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 110,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*         Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver.  Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**      The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON John B. Thompson II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,121*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*         Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC. Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**      The percentage calculations herein are based upon an aggregate of 4,331,121 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the SEC on May 6, 2019

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This amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D filed on January 17, 2019 (as amended and supplemented through the date of this Amendment No. 9, the “Schedule 13D”) by (a) CT Opportunity Partners I LP, a Delaware limited partnership, (b) CT Opportunity Management LLC, a Delaware limited liability company, (c) Driver Management Company LLC, a Delaware limited liability company, (d) J. Abbott R. Cooper, citizen of the United States of America, and (e) John B. Thompson II, a citizen of the United States of America, relating to the common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 9, the Schedule 13D is unchanged.

Item 5. Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 4,331,121 shares of Common Stock outstanding.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 110,121 shares of Common Stock, which constitutes approximately 2.54% of the outstanding shares of Common Stock.

GP

Because of its position as the general partner of Partnership, GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 110,121 shares of Common Stock, which constitutes approximately 2.54% of the outstanding shares of Common Stock. GP disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Driver

As a result of the transactions listed on Schedule 1, Separate Client Accounts managed by Driver no longer own any shares of Common Stock and Driver may no longer be deemed a beneficial owner of any shares of Common Stock.

Mr. Cooper

As one of the controlling persons of GP, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 110,121 shares of Common Stock, which constitutes approximately 2.54% of the outstanding shares of Common Stock. Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

Mr. Thompson

As one of the controlling persons of GP, Mr. Thompson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 110,121 shares of Common Stock, which constitutes approximately 52.54% of the outstanding shares of Common Stock. Mr. Thompson disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the last (60) days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock on June 28, 2019.

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Item 7.  Exhibits.

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated January 18, 2019
Exhibit 99.2	January 22 Letter
Exhibit 99.3	January 29 Letter
Exhibit 99.4	January 30 Letter
Exhibit 99.5	February 26 Letter
Exhibit 99.6	March 23 Term Sheet
Exhibit 99.7	April 9 Letter
Exhibit 99.8	April 25 Statement to Shareholders
Exhibit 99.9	Books and Records Demand

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

CT Opportunity Partners I LP By: CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: Manager

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By:	/s/ John B. Thompson II
John B. Thompson II

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Schedule I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price $
Driver	6/12/19	(729)	45.00
Driver	6/13/19	(1,500)	45.00
Driver	6/14/19	(6,771)	45.059
Driver	6/17/19	(3,500)	45.00
Driver	6/18/19	(1,500)	45.00
Driver	6/19/19	(1,141)	45.00
Driver	6/20/19	(1,065)	45.00
Driver	6/20/19	(6,794)	45.197
Partnership	6/28/19	(146,824)	44.086

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